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Washington, DC

FILE NO. 82-3311

May 25, 2006

VIR AIR MAIL

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SHISEIDO COMPANY, LIMITED
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Shiseido Company, Limited (the "Company") with respect to its ADR program, enclose herewith the documents of which contents were announced by the Company.

- Notice of Change of Account Auditors (dated May 12, 2006) (English translation) and
- Notice of Stock Options (Stock Acquisition Rights) for the Fiscal Year Ending March 31, 2007 (dated May 12, 2006) (English translation).

Yours very truly,

Fusako Otsuka

Encl.
cc: Shiseido Company, Limited
cc: The Bank of New York

Dlw 6/5

FILE NO. 82-3311

(Translation)

May 12, 2006

Dear Sirs,

Name of the Company: Shiseido Company, Limited
Name of the Representative: Shinzo Maeda
President & CEO
(Representative Director)

(Code No. 4911; The First Section of the Tokyo Stock Exchange)

Inquiries shall be directed to: Masato Hashikawa
General Manager of Investor Relations Department
(Tel: 03 - 3572 - 5111)

Notice of Change of Account Auditors

Notice is hereby given that Shiseido Company, Limited (the "Company"), at the meeting of its Board of Directors held today, resolved to change its account auditors as provided for in Article 328, paragraph 1 of the Corporation Law of Japan and Article 193-2, paragraph 1 of the Securities and Exchange Law of Japan, subject to the approval thereof at its 106th Ordinary General Meeting of Shareholders to be held on June 29, 2006, as described below.

The Board of Corporate Auditors of the Company has consented to the change.

Description

1. Reason for the change:

To promote consolidated management of the Shiseido Group and respond to international standardization of accounting, including unification of Japanese and international accounting rules, the Company has exerted its efforts to strengthen its consolidated auditing system. Additionally, in consideration of the current social situations in which stricter and more proper account audits are required, the Company understands that it is important to ensure independence and neutrality of the account auditors responsible for auditing the accounts of each company of the Shiseido Group. Hence, under these circumstances, the Company intends to appoint KPMG AZSA & Co. as its account auditors at its 106th Ordinary General Meeting of Shareholders to be held on June 29, 2006 on which the term of office of its current account auditors, ChuoAoyama PricewaterhouseCoopers, will expire.

2. Name and address of the candidate account auditors:

   Name: KPMG AZSA & Co.

   Address: AZSA Center Building, 1-2, Tsukudo-cho, Shinjuku-ku, Tokyo

3. Name and address of the retiring account auditors:

   Name: ChuoAoyama PricewaterhouseCoopers

   Address: Kasumigaseki Building, 2-5, Kasumigaseki 3-chome, Chiyoda-ku, Tokyo

4. Date of the change (expected):

   June 29, 2006 (on which the 106th Ordinary General Meeting of Shareholders of the Company will be held)

- END -

FILE NO. 82-3311

(Translation)

May 12, 2006

Dear Sirs,

Name of Company: Shiseido Company, Limited
Name of Representative: Shinzo Maeda
President & CEO
(Representative Director)
(Code No. 4911, the First Section of the Tokyo Stock Exchange)

Inquiries shall be directed to: Takafumi Uchida
General Manager of Investor Relations Department
(Tel: 03-3572-5111)

Notice of Stock options (Stock Acquisition Rights) for the Fiscal Year Ending March 31, 2007

Notice is hereby given that Shiseido Company, Limited (the "Company"), at the meeting of its Board of Directors held today, resolved that the Company would propose at its 106th Ordinary General Meeting of Shareholders to be held on June 29, 2006, an item of business relating to issuance of stock acquisition rights as Stock options as executive compensation-type stock options, as described below:

Description

The Company abolished its traditional policy of officers' retirement gratuities, which had been fixed factors, as of June 29, 2004 on which the 104th Ordinary General Meeting of Shareholders was held and has since endeavored to make its executive compensation system in entirety more transparent and objective. The executive compensation policy of the Company is a result of discussions at the Compensation Advisory Committee of the Company after giving full consideration from the perspective of outsiders, including experts.

Under the executive compensation policy of the Company, the portion of basic compensation and the percentage of performance-linked compensation, which fluctuates according to the rates of achievement of performance targets and stock prices, have been almost both in equal rate. The performance-linked compensation consists of bonuses payable based on annual performances, the "stock compensation-type stock options as medium-term incentives" based on the targets of the three-year plan, which has started as from April 1, 2005, and the "stock options as long-term incentives", which place emphasis on sharing interests with its shareholders. Thus, the new policy is designed to motivate the officers of the Company to engage in management while having constant awareness of operating results and stock prices from not only single-year but also medium- and long-term perspectives. The Company will submit the item of business relating to two types of stock options for the executive compensation systems as foresaid to the 106th Ordinary General Meeting of Shareholders.

For the reason that allotment of stock acquisition rights as Stock options to Directors is deemed as a part of remuneration, etc. payable to Directors following the enforcement of the Corporate Law of Japan (Law No. 86 of 2005)*, this item of business enables the Company to

grant stock acquisition rights as remuneration to Directors in addition to the remuneration payable to Directors as a group (not higher than ¥30 million per month) which was approved at the 89th Ordinary General Meeting of Shareholders held on June 29, 1989.

The number of Directors is currently seven. In the event that the fourth item of business (election of 9 Directors) is approved as proposed at its 106th Ordinary General Meeting of Shareholders, the number of Directors will be nine. But the Company does not intend to grant stock acquisition rights as remuneration under this item of business to two (2) outside Directors.

* In Article 361 of Corporate Law of Japan, financial benefits receivable as a consideration for the execution of duties from the Company such as remuneration, bonus and others are defined to as "Remuneration, etc." , with which the term "Remuneration, etc." stated in this item of business is synonymous.

1. Stock compensation-type stock options as medium-term incentives

Reason for the issuance of stock acquisition rights:

To make the Directors of the Company share with its shareholders merits and risks pertaining to its stock prices and afford incentives to them to achieving much improved results and higher stock prices, the Company intends to issue stock acquisition rights as stock options, free of charge.

The Company grants to Directors mid-term incentive stock option for the fiscal year ending March 31, 2007, which Directors may exercise at the exercise price of ¥1 per each stock acquisition right for the purpose of enhancing recognition for improvement of results of operation and rise of the share price of the Company, sharing merits and risks associated with the share price of the Company with shareholders. Provided, however, that for the fiscal year ending March 31, 2007 the Company intends to grant three (3) Directors whose positions as Executive Officers were promoted stock acquisition rights in accordance with the positions after promotion. The Company proposes to set forth ¥30,000,000 (an amount obtained by multiplying the fair price of each stock acquisition right by the total number of stock acquisition rights (15 or less)) per year as the limit of remuneration for Directors in the form of allotments of stock acquisition rights stated below as stock options.

(1) The number of shares which may be issued upon exercise of stock acquisition rights:

The number of shares which may be issued upon exercise of one stock acquisition right will be 1,000 ordinary shares (the "Subject Number of Shares").

Furthermore, in the event that the Company shall adjust the Subject Number of Shares such as share sprit or share consolidation, the Company may adjust the Subject Number of Shares to the reasonable extent.

(2) Amount paid at the exercise of stock acquisition rights:

Cash payment shall be required for the exercise of stock acquisition rights. The payment required for exercise of stock acquisition rights shall be made in cash. The exercise price per share be ¥ one (1) and the total payment required shall be an amount obtained multiplying ¥1 by the "Subject Number of Shares".

(3) Stock acquisition right exercise period:

From July 1, 2008 to June 30, 2011

(4) Terms and conditions of the exercise of stock acquisition rights:

1. Any grantee of stock acquisition rights shall remain in office as Director or corporate officer of the Company when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office or due to any other good reason.

2. Notwithstanding the above provision, if any grantee of stock acquisition rights leaves office as Director or corporate officer of the Company due to retirement upon expiration of the term of office, his/her death or any other good reason on or after July 31, 2006 up to March 31, 2008, the number of stock acquisition rights that he/she is entitled to exercise shall be reduced in accordance with the period of his/her service as such.

3. Based on the target ratio of 8% of operating income to sales on a consolidated basis for the year ending March 31, 2008, only if and when the rate of achievement of actual performance to the target is 90% or more, any grantee of stock acquisition rights shall be entitled to exercise his/her stock acquisition rights according to the rate of achievement; provided, however, that the rate of achievement so calculated shall not exceed 110%.

4. Any other term and condition shall be governed by a "contract of granting stock acquisition rights" to be entered into between the Company and the relevant grantee of stock acquisition rights.

(5) Restriction on a transfer of stock acquisition rights:

Any transfer of stock acquisition rights shall be subject to the approval of the Board of Directors.

(6) Other Details of Stock Acquisition Rights:

The details of items 1 to 5 and matters other than items 1 to 5 shall be determined at the meeting of the Board of Directors in which the issuance of the stock acquisition rights will be resolved.

2. Stock options as long-term incentives

Reason for the issuance of stock acquisition rights:

To link compensation of the Directors of the Company with an increase in its shareholder value on a long-term basis, while placing emphasis on their sharing interests with its shareholders, secure good human resources and thus to increase the corporate value of the whole Shiseido Group, the Company grants stock options to the 7 Directors, excluding the outside Directors, for the fiscal year ending March 31, 2007.

For the fiscal year ending March 31, 2007 the Company proposes to set forth ¥40,000,000 (an amount obtained by multiplying the fair price of each stock acquisition right by the total number of stock acquisition rights (85 or less)) per year as the limit of remuneration for Directors in the form of allotments of stock acquisition rights stated below as stock options.

(1) The number of shares which may be issued upon exercise of stock acquisition rights:

The number of shares which may be issued upon exercise of one stock acquisition right will be 1,000 ordinary shares (the "Subject Number of Shares").

Furthermore, in the event that the Company shall adjust the Subject Number of Shares such as share sprit (including allotment of Company shares without compensation) or share consolidation, the Company may adjust the Subject Number of Shares to the reasonable extent.

(2) Amount paid at the exercise of stock acquisition rights:

Cash payment shall be required for the exercise of stock acquisition rights. The amount shall be obtained by multiplying the exercise price per share as defined below by the Subject Number of Shares.

The exercise price per share (the "Exercise Price") delivered at the exercise of stock acquisition rights shall be an amount obtained by multiplying the average of the closing prices (regular way) of the Company for 20 days (excluding days on which no trading was reported) retroactively commencing the day preceding the allotment day on the Tokyo Stock Exchange by 1.05 with any fraction of ¥1 rounded upward; provided however, that the Exercise Price shall not be below the closing price on the allotment day.

Furthermore, in the event that the Company sprits or consolidate its shares or issue new shares at the issue price below the current market price of the Company (excluding issue of shares upon exercise of stock acquisition rights), the aforementioned Exercise Price shall be adjusted to the reasonable extent.

(3) Exercise Period of Stock Acquisition Rights:

The Board of Directors will decide the exercise period within the period on and from the day

following the day on which the Board of Directors determines the terms and conditions for offering the stock acquisition rights to the day on which 10 years have elapsed.

(4) Terms and conditions of the exercise of stock acquisition Rights:

1. Any grantee of stock acquisition rights shall remain in office as Director or corporate officer of the Company when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office or due to any other good reason.

2. Any other term and condition shall be governed by a "contract of granting stock acquisition rights" to be entered into between the Company and the relevant grantee of stock acquisition rights.

(5) Transfer Restriction of Stock Acquisition Rights:

Any transfer of stock acquisition rights shall be subject to approval of the Board of Directors of the Company.

(6) Other Details of Stock Acquisition Rights:

The details of items 1 to 5 and matters other than items 1 to 5 shall be determined at the meeting of the Board of Directors in which the issuance of the stock acquisition rights will be resolved.

(Reference)

Stock options to Executive Officers who do not concurrently hold offices as Directors

The remuneration compensation system of the Company is addressed to Directors and Executive Officers who do not concurrently hold offices as Directors, under which such Executive Officers of the Company will be granted the “stock compensation-type stock options as medium-term incentives” and the “stock compensation-type stock options as long-term incentives” similar to Directors. The two types of stock options for Executive Officers are scheduled to be resolved at the meeting of the Board of Directors apart from the stock options for Directors.

The size of issuance of stock acquisition rights as stock options based on the remuneration compensation system for Executive Officers who do not concurrently hold offices as Directors is as follows:

1. Stock options based on the stock compensation-type stock options as medium-term incentives

The Company proposes to set forth ¥40,000,000 (an amount obtained by multiplying the fair price of each stock acquisition right by the total number of stock acquisition rights

(20 or less)) per year as the limit of remuneration for three (3) Executive Officers who newly assumed offices of Executive Officers on April 1, 2006, in the form of allotments of stock acquisition rights as stock options.

2. Stock options based on the stock compensation-type stock options as long-term incentives

   The Company proposes to set forth ¥45,000,000 (an amount obtained by multiplying the fair price of each stock acquisition right by the total number of stock acquisition rights (95 or less)) per year as the limit of remuneration for fifteen (15) Executive Officers who do not concurrently hold offices as Directors in the form of allotments of stock acquisition rights as stock options.

-END-